Espre Technologies, Inc.

ANNUAL REPORT

1775 Tysons Blvd
Tysons, VA 22102
7033950257
https://espretech.com/

This Annual Report is dated May 21, 2026.

BUSINESS

Espre Technologies, Inc. is a fabless semiconductor startup that offers comprehensive protection and privacy solution platform for the Internet of Things (IoT) model. Specifically, sensors (monitoring/detection), networks (communications), analytics (AI / Cloud), and social technology (applications). Espre's products provide wireless data protection to IoT's four components that secure, hide, and assure wireless connectivity in crowded and vulnerable networks.

As a company, Espre Technologies, Inc. maintains a similar operating structure to ARM semiconductors. The company designs, develops and tests semiconductor IoT platforms based around multiple patents and proprietary technologies that enable our leading edge performance.

The company maintains no expensive fabrication capabilities, rather will license designs to large-scale manufacturers such as Intel, Broadcom, and Qualcomm, as well as private system integrators, smart technology manufacturers, and OEMs across multiple diverse and interconnected industries. Our licenses include a significant upfront payment with per-chip royalties based on volume, design, integrated IP, and functional aspects of the SoC.

We have teamed with the top leaders in embedded solutions for consumer goods to build a world-class product. Espre Technologies, Inc. plans to sell NvisiLink branded chips in high volume consumer electronic markets, including smartphones, USB sticks, wearables, etc.

Our apps and web subscriptions bring military-level security to your fingertips and home networks.

Espre Technologies, Inc. previously operated under Espre Holdings, Inc. Espre Holdings, Inc. was the holding company for the patent generated by the owner Dr. John Terry and his consulting company, Terry Consultants, Inc. (TCI). In 2018, the IP assets of Espre Holdings, Inc. and TCI were combined into Espre Technologies, Inc. for the purpose of commercialization.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $87,500.00
Use of proceeds: Capital equipment, subcontractor services, patent fees
Date: May 01, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $20,000.00
Use of proceeds: Capital equipment, subcontractor services, patent fees.
Date: January 21, 2017
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $20,000.00
Use of proceeds: Capital equipment, subcontractor services, patent fees.
Date: January 11, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $296,522.64
Number of Securities Sold: 203,001
Use of proceeds: Company Employment; Working Capital; Operations; Marketing.
Date: June 21, 2021
Offering exemption relied upon: Regulation CF

**REGULATORY INFORMATION**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Two factor occurred in 2025 that were not an issue in 2024. The revenue for the SBIR program was in the first year of the design that include a large upfront expense for EDA tools. In 2025, SBIR authorization expired was not reauthorized in 2025..

Revenue

Gross revenue decrease from $$167,500 in 2024 to $151,500 in 2025 from licensing revenue to Terry Consultants for SBIR support. The contract expired on 8/31/2025 with no follow.

Cost of Revenue

The 2025 cost of goods sold totaled $87, 025. The major of that is attributed to the Synopsys Cloud EDA tools. It is the last year of that agreement.
Operating Expenses

Our 2025 operational expenses totaled $146,215, which is approximately the same as 2024, $141,282.

Historical results and cash flows:

The prior cash flow is NOT representative of what is to be expected in the future. Previously, the company was operating incubator stage where assets were being developed to increase the company valuation. Those assets were primarily in the form of Intellectual Property - patents, trade secrets and reference designs. The goal was to license these out to large defense and semiconductor OEM. The market has changed. The company has retooled to bring consumer products directly to the market. As part of that retooling process, the company has gained access of over ten million dollars of Engineering Design Automation and eight million dollars of 3rd party IP to first minimal valuable product (MVP).

These Engineering Design Automation software and 3rd party IP are fully integrated in our custom ASIC expected in early 2025. We expect a broad range of potential revenues streams once the chipset has been tested and verified. The engagement level with the chipset increases our standard contract value from $1.25M-$1.5M to $3M-$5M based on the value and volume possible with small form factor solutions and platforms.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 4311.

Debt

Creditor: Nancy Jeanie Louis
Outstanding balance: $0.00
Interest rate: 8%

Creditor: Julian Williams, Jr
Outstanding balance: $0.00
Interest rate: 8%

Creditor: Silicon Catalyst Angels
Outstanding balance: $87,500.00
Interest rate: 6%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Terry, PhD

John Terry, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, Secretary, and Chairman
Dates of Service: July 2018 — Present
Responsibilities: Contract negotiation. Hiring of Management Staff. Establishing Company goal and strategies. Dr. John Terry receive modest compensation of $10K/annually which Espre is pre-launched. Dr. Terry owns 100% of all vote shares in the company and 80% of the overall outstanding shares. Dr. Terry spends 30-40 hours per week on Espre related activity. Dr. Terry manages his subcontractor/consultants 20-25 hours per week.

Other business experience in the past three years:

Employer: Terry Consultants, Inc
Title: Owner/CEO
Dates of Service: April 2004 — Present
Responsibilities: Principal Architect and Inventor. Contract negotiation.
Employer: PlusN
Title: CTO & Co-Founder
Dates of Service: April 2013 — May 2020
Responsibilities: Sole Inventor and algorithm developer for 11 of the 13 US patents awarded to the company. Operated under a master consulting agreement.
Name: Erik Vadersen

Erik Vadersen's current primary role is with BaJa Technology, LLC. Erik Vadersen currently services approximately 20 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO/VP Business Development
Dates of Service: August 2018 — Present
Responsibilities: Business development and financial and operational during pre-launch stage. Erik is compensated through Class B non-voting shares and owns approximately 1% of the company.
Other business experience in the past three years:

Employer: International Rail, Inc.
Title: Managing Director
Dates of Service: June 2002 — June 2020
Responsibilities: Managing the day-to-day operations of the company.
Employer: BaJa Technology, LLC
Title: Founder / Managing Director
Dates of Service: September 2014 — Present
Responsibilities: In his role, Erik is responsible for the day-to-day operations of the Company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: John Terry, PhD
Amount and nature of Beneficial ownership: 15,000,000
Percent of class: 100%

RELATED PARTY TRANSACTIONS

Name of Entity: Terry Consultants, Inc
Names of 20% owners: John Terry
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Terry Consultants, Inc (TCI) has two relationships with the Company. One is a prime contractor to subcontractor on R&D contracts related the product for the campaign. Second is a licensee/licensor of the IP owned by the Company.
Material Terms: Cash transaction from TCI to the Company fall into the category of subcontractor fees and licensing fees. Cash transactions from the Company to the TCI falls into the categories of design service fees for the product development. This relationship is spelled out in a hardware development agreement between the companies.

OUR SECURITIES

The Company has authorized Common Stock, Class B Non-Voting Common Stock, Preferred Stock, Note Seed 2020A, and SERIES A CONVERTIBLE PROMISSORY NOTE.

Common Stock

Authorized: 25,000,000
Outstanding: 16,500,000
Voting Rights: Voting rights: One vote per share.
Class B Non-Voting Common Stock

Authorized: 10,000,000
Outstanding: 5,555,251
Material Rights:
The total amount outstanding includes 2,300,000 of shares to be issued pursuant to outstanding warrants.

The total amount outstanding does not include 1,500,000 shares reserved under the Equity Participation Plan (as noted in Note 5 of our financials).

Preferred Stock

Authorized: 15,000,000
Outstanding: 2500
Voting Rights: Voting rights: The Blank Check Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized to provide for the issue of all or any shares of the Blank Check Preferred Stock in one or more series, and to determine or alter for each such series, the voting powers, full or limited, or no voting powers, and the designations, preferences, and relative, participating, optional or other rights and such qualifications, limitations or restrictions granted to and imposed upon such series, and to fix the number of shares of such series, all as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares and as may be permitted by the Delaware General Corporation Law.
Note Seed 2020A

Amount Outstanding: $87,500.00
Conversion Type: Common B Non-Voting Common Stock
Conversion Trigger: Conversion upon a Qualified Financing
Valuation Cap: $6,000,000.00
Discount Rate: 80
Interest Rate: 6
Material Rights: None

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B non-voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is

no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B non-voting Common Stock in the amount of up to 4,703,476.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service

It is possible that there may never be an operational NvisiLink Product lines or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Agmas by NvisiLink & other NvisiLink Products. Delays or cost overruns in the development of our Agmas by NvisiLink & other NvisiLink Products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Espre Technologies, Inc.

By /s/ *John Terry*

Title: CEO and Director

By /s/ *John Terry*

Name: John Terry
Title: CEO and Director

By /s/ *Erik Vadersen*

Name: Erik Vadersen
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Espre Technologies, Inc.
Balance Sheet
As of December 31, 2025

	Dec 31, 25
ASSETS	
Current Assets	
Checking/Savings	
Checking Account	4,311.33
Total Checking/Savings	4,311.33
Accounts Receivable	
Accounts Receivable	280,999.99
Total Accounts Receivable	280,999.99
Other Current Assets	
Prepaid Expenses	14,416.66
Undeposited Funds	-0.39
Total Other Current Assets	14,416.27
Total Current Assets	299,727.59
Other Assets	
Accumulated Amortization	-139,627.00
Development Costs	
Product Development Costs	394,312.50
Total Development Costs	394,312.50
Development Costs - Pre 2022	40,581.34
Patents	4,400.00
Total Other Assets	299,666.84
TOTAL ASSETS	**599,394.43**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	52,656.00
Total Accounts Payable	52,656.00
Total Current Liabilities	52,656.00
Long Term Liabilities	
Convertible Note Investors	
Silicon Catalyst Angels I, LLC	87,500.00
Total Convertible Note Investors	87,500.00
Total Long Term Liabilities	87,500.00
Total Liabilities	140,156.00
Equity	
Value of Asset from TCI	1,456,610.30
Asset_From_TCI	-1,456,610.30
Additional Paid In Capital	
StartEngine	192,517.09
Additional Paid In Capital - Other	121,000.00
Total Additional Paid In Capital	313,517.09
Capital Stock	
Class B Shares	246,876.49
Class A Shares	1,650.00
Total Capital Stock	248,526.49

Espre Technologies, Inc.
Balance Sheet
As of December 31, 2025

	Dec 31, 25
Retained Earnings	227,610.70
Net Income	-330,415.85
Total Equity	459,238.43
TOTAL LIABILITIES & EQUITY	**599,394.43**

5:17 PM
05/20/26
Cash Basis

Espre Technologies, Inc.
Sales by Customer Detail
January through December 2025

Type	Date	Num	Memo	Name	Item	Qty
Terry Consultants Inc (TCI)						
Invoice	03/07/2025	26	Floor Plannin...	Terry Consultants In...	EDA Desi...	1
Invoice	03/07/2025	26	Board Schem...	Terry Consultants In...	Mechanic...	1
Invoice	03/07/2025	26	License Fee f...	Terry Consultants In...	License F...	1
Invoice	03/10/2025	26	Floor Plannin...	Terry Consultants In...	EDA Desi...	1
Invoice	03/10/2025	26	Board Schem...	Terry Consultants In...	Mechanic...	1
Invoice	03/10/2025	26	License Fee f...	Terry Consultants In...	License F...	1
Invoice	04/07/2025	28	License Fee f...	Terry Consultants In...	License F...	1
Invoice	06/16/2025	26	Floor Plannin...	Terry Consultants In...	EDA Desi...	1
Invoice	06/16/2025	26	Board Schem...	Terry Consultants In...	Mechanic...	1
Invoice	06/16/2025	26	License Fee f...	Terry Consultants In...	License F...	1
Invoice	07/16/2025	26	Floor Plannin...	Terry Consultants In...	EDA Desi...	1
Invoice	07/16/2025	26	Floor Plannin...	Terry Consultants In...	EDA Desi...	1
Invoice	07/16/2025	26	Board Schem...	Terry Consultants In...	Mechanic...	1
Invoice	07/16/2025	26	Board Schem...	Terry Consultants In...	Mechanic...	1
Invoice	07/16/2025	26	License Fee f...	Terry Consultants In...	License F...	1
Invoice	07/16/2025	26	License Fee f...	Terry Consultants In...	License F...	1
Invoice	08/05/2025	26	Floor Plannin...	Terry Consultants In...	EDA Desi...	1
Invoice	08/05/2025	26	Board Schem...	Terry Consultants In...	Mechanic...	1
Invoice	08/05/2025	26	License Fee f...	Terry Consultants In...	License F...	1
Invoice	08/18/2025	26	Floor Plannin...	Terry Consultants In...	EDA Desi...	1
Invoice	08/18/2025	26	Board Schem...	Terry Consultants In...	Mechanic...	1
Invoice	08/18/2025	26	License Fee f...	Terry Consultants In...	License F...	1
Invoice	09/07/2025	26	Floor Plannin...	Terry Consultants In...	EDA Desi...	1
Invoice	09/07/2025	26	Board Schem...	Terry Consultants In...	Mechanic...	1
Invoice	09/07/2025	26	License Fee f...	Terry Consultants In...	License F...	1
Total Terry Consultants Inc (TCI)						4
TOTAL						**4**

Espre Technologies, Inc.
Sales by Customer Detail
January through December 2025

Sales Price	Original Amount	Paid Amount	Balance
72,500.00	72,500.00	96.67	96.67
	77,500.00	103.33	200.00
600,000.00	600,000.00	800.00	1,000.00
72,500.00	72,500.00	290.00	1,290.00
	77,500.00	310.00	1,600.00
600,000.00	600,000.00	2,400.00	4,000.00
25,000.00	25,000.00	25,000.00	29,000.00
72,500.00	72,500.00	3,480.00	32,480.00
	77,500.00	3,720.00	36,200.00
600,000.00	600,000.00	28,800.00	65,000.00
72,500.00	72,500.00	483.33	65,483.33
72,500.00	72,500.00	483.33	65,966.66
	77,500.00	516.67	66,483.33
	77,500.00	516.67	67,000.00
600,000.00	600,000.00	4,000.00	71,000.00
600,000.00	600,000.00	4,000.00	75,000.00
72,500.00	72,500.00	483.33	75,483.33
	77,500.00	516.67	76,000.00
600,000.00	600,000.00	4,000.00	80,000.00
72,500.00	72,500.00	386.67	80,386.67
	77,500.00	413.33	80,800.00
600,000.00	600,000.00	3,200.00	84,000.00
72,500.00	72,500.00	6,525.00	90,525.00
	77,500.00	6,975.00	97,500.00
600,000.00	600,000.00	54,000.00	151,500.00
		151,500.00	151,500.00
		151,500.00	**151,500.00**

Espre Technologies, Inc.
Statement of Cash Flows
January through December 2025

	Jan - Dec 25
OPERATING ACTIVITIES	
Net Income	-330,415.85
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	151,500.00
Accounts Payable	4,425.00
Net cash provided by Operating Activities	-174,490.85
INVESTING ACTIVITIES	
Development Costs - Pre 2022	-22,000.00
Net cash provided by Investing Activities	-22,000.00
FINANCING ACTIVITIES	
Capital Stock:Class B Shares	196,500.00
Net cash provided by Financing Activities	196,500.00
Net cash increase for period	9.15
Cash at beginning of period	4,301.79
Cash at end of period	**4,310.94**

		Preferred Stock		Common stock		Paid-in Capital
		Shares	Amount	Shares	Amount	
Inception		-	$ -	-	$ -	$ -
Issuance of founders stock		2,500,000	2,500	15,000,000	15,000	880,000
Shares issued for services		-	-	-	-	-
Contributed capital		-	-	-	-	-
Net income (loss)		-	-	-	-	-
	11-Jul-18	2,500,000	$ 2,500	15,000,000	$ 15,000	$ 880,000
Shares issued for services		-	-	622,500	623	-
Stock option compensation		-	-	-	-	-
Net income (loss)		-	-	-	-	-
	31-Dec-23	2,500,000	$ 2,500	15,622,500	$ 15,623	$ 880,000
Shares issued for cash		-	-	257,250		430,000
Shares issued for services		-	-	-	-	-
Conversion of preferred stock		-	-	-	-	-
Stock option compensation		-	-	450,000	450	40,000
	31-Dec-24	2,500,000	$ 2,500	16,329,750	$ 16,073	$ 1,350,000
Shares issued for cash		-	-	257,250		196,500
Shares issued for services		-	-	-	-	-
Conversion of preferred stock		-	-	-	-	-
Stock option compensation		-	-	500,000	500	-
	31-Dec-25	2,500,000	$ 2,500	17,537,000	$ 17,023	$ 1,586,500

NOTE 1 – NATURE OF OPERATIONS

Espre Technologies Inc was formed on July 5, 2011, in the state of Texas as Espre Holdings Inc. On July 18, 2018, the Company changed the name from Espre Holdings, Inc. to Espre Technologies, Inc. The financial statements of Espre Technologies Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tysons, Virginia.

Espre Technologies has designed and developed a low power, high secure and robust Network in Network (NIN) communications system on a chip (SOC). Espre's NvisiLink is a family of chipsets and sensors. The platform operates within existing networked environments dramatically augmenting security, capacity and interoperability. Architected for 5G interoperability and implemented across the Battlefield of Things (BoT) and Industrial Internet of Things (IIoT), the platform provides dual-layer physical and digital security, massive network capacity improvement, and 95% of data transmission efficacy across existing network environments. Protected by over twenty domestic and international patents, Espre Technologies is redefining the secure, low-bandwidth IIoT communications space.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020, and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from license agreements and device sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

During 2018, the Company authorized the Equity Participation Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock Class B pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Common Stock Class B were valued using fair value, equal to the fair value of the shares, amounted to $0.0161.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The following are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note 1	$ 20,000	8.00%	Fiscal year 2017	11.1.2019	1,600	4,800	20,000	-	20,000	1,600	3,200	20,000 $	-	20,000
Convertible Note 2	$ 20,000	8.00%	Fiscal year 2017	21.1.2019	1,600	4,800	20,000		20,000	1,600	3,200	20,000 $	-	20,000
Convertible Note 3	$ 87,500	6.00%	Fiscal year 2020	1.5.2022	5,250	8,313	87,500		87,500	3,063	3,063	- $	87,500	87,500
Total	$ 127,500				$ 8,450 $	17,913 $	127,500 $	- $	127,500 $	6,263 $	9,463 $	40,000 $	87,500 $	127,500

Convertible Note 1 and Convertible Note 2 were paid in full principal plus accrued interest. In the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Promissory Note, the holder of this Promissory Note shall receive from the Company an amount in cash equal to 1.5 (150%) times the outstanding principal balance and accrued but unpaid interest then outstanding under this Promissory Note in full satisfaction of the Company's obligations under this Promissory Note.

Convertible Note 3 is convertible into common shares Class B non-voting at the conversion price defined as equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $6,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for features, the conversion feature was not bifurcated and recorded separately.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 50,000,000 shares of our common stock with par value of $0.0001; 10,000,000 shares of Class B Non-Voting Common Stock ('Class B Common Stock') at a $0.0001 par value.

As of December 31, 2021, 16,500,000 Common Shares class A and 5,298,001 Common Shares class B have been issued and are outstanding, respectively. As of December 31, 2020, 15,000,000 Common Shares class A and 3,850,000 Common Shares class B have been issued and are outstanding, respectively.

Preferred Stock
The Company is authorized to issue 15,000,000 shares of the Preferred Shares class with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, zero shares have been issued and are outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

Founder advanced $359,000 over 12-month period to pay for first chip spin. Founder secured an SBA loan for the source of the funds.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021, through December 31, 2022, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, John Terry, the CEO of Espre Technologies, Inc., hereby certify that the financial statements of Espre Technologies, Inc) and notes thereto for the periods ending 12/31/2024 and 12/31/2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025, Espre Technologies, Inc. has not yet filed its federal tax return.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the May 20, 2026).

DocuSigned by:

_____ (Signature)
88B954435972437...

_____CEO_____ (Title)

_____5/20/2026_____ (Date)